ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

The investment policies of the following portfolios were amended as noted below:

1.                  Core Strategy Trust

2.                  Global Bond Trust

3.                  Core Bond Trust

4.                  Total Return Trust

5.                  Real Return Trust

Core Strategy Trust

The Core Strategy Trust is no longer required to invest solely in certain funds and may invest in the securities of other investment companies (including other funds of John Hancock Trust and exchange traded funds) (“Underlying Funds”) and may make direct investments in other types of investments.

Global Bond Trust

The fund may invest up to 10% of its net assets in preferred stocks.

Depending on the subadviser's current opinion as to the proper allocation of assets among domestic and foreign issuers, investments in the securities of issuers located outside of the U.S. will normally be at least 25% of the Fund's net assets.

Core Bond Trust

Under normal market conditions, the subadviser expects to maintain an effective duration within 10% (in either direction) of the duration of the Barclays Capital Aggregate Bond Index (the duration of this index as of February 28, 2009 was 4.13 years).”

Total Return Trust

The fund may invest up to 10% of its net assets in preferred stocks.

Real Return Bond Trust

The fund may invest up to 10% of its net assets in preferred stocks and may invest up to 10% of its net assets in securities related to emerging markets.